Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$000s)	Notes	2015	2014
ASSETS
Cash		42,691	3,953
Accounts receivable		352,139	418,688
Prepaids and deposits		6,640	6,519
Derivative asset	22	429,121	520,601
Total current assets		830,591	949,761
Long-term investments	4	35,454	49,878
Derivative asset	22	503,824	283,379
Other long-term assets	5	59,367	59,577
Exploration and evaluation	6, 7	617,525	622,509
Property, plant and equipment	7, 8	15,697,582	14,250,062
Goodwill	9	251,919	251,919
Deferred income tax	19	121,465	-
Total assets		18,117,727	16,467,085
LIABILITIES
Accounts payable and accrued liabilities		617,679	839,228
Dividends payable		50,461	102,697
Current portion of long-term debt	10	69,649	93,504
Derivative liability	22	1,621	3,389
Decommissioning liability	12	31,621	52,280
Total current liabilities		771,031	1,091,098
Long-term debt	10	4,329,796	2,849,570
Derivative liability	22	334	215
Other long-term liabilities	11, 20	56,812	46,055
Decommissioning liability	12	1,218,973	971,078
Deferred income tax	19	1,156,994	1,348,180
Total liabilities		7,533,940	6,306,196
SHAREHOLDERS’ EQUITY
Shareholders’ capital	13	15,680,679	14,157,519
Contributed surplus		97,886	118,045
Deficit	14	(5,704,045)	(4,357,053)
Accumulated other comprehensive income		509,267	242,378
Total shareholders' equity		10,583,787	10,160,889
Total liabilities and shareholders' equity		18,117,727	16,467,085
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	2015	2014	2015	2014
REVENUE AND OTHER INCOME
Oil and gas sales		730,287	1,103,029	2,120,078	3,279,838
Royalties		(115,468)	(205,102)	(332,524)	(588,179)
Oil and gas revenue		614,819	897,927	1,787,554	2,691,659
Derivative gains (losses)	16, 22	617,019	222,080	583,740	(124,735)
Other income (loss)	17	(6,536)	(12,611)	10,975	(3,716)
		1,225,302	1,107,396	2,382,269	2,563,208
EXPENSES
Operating		202,499	163,805	529,194	469,196
Transportation		38,610	29,616	103,268	85,605
General and administrative		28,560	21,754	81,725	69,074
Interest on long-term debt		38,060	28,112	105,010	75,569
Foreign exchange loss	18	169,371	69,870	267,322	73,586
Share-based compensation	20	11,577	6,360	47,106	59,961
Depletion, depreciation, amortization and impairment	6, 8	1,035,975	438,723	1,860,645	1,222,663
Accretion	12	6,931	5,758	18,111	15,238
		1,531,583	763,998	3,012,381	2,070,892
Net income (loss) before tax		(306,281)	343,398	(630,112)	492,316

Tax expense (recovery)
Current		14	-	236	5
Deferred	19	(104,930)	85,339	(142,471)	104,776
Net income (loss)		(201,365)	258,059	(487,877)	387,535

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		141,346	85,595	266,889	86,602
Comprehensive income (loss)		(60,019)	343,654	(220,988)	474,137

Net income (loss) per share	21
Basic		(0.40)	0.61	(1.04)	0.95
Diluted		(0.40)	0.60	(1.04)	0.94
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2014		14,157,519	118,045	(4,357,053)	242,378	10,160,889
Issued for cash	13	660,060				660,060
Issued on capital acquisitions	13	541,938				541,938
Issued pursuant to the DRIP (1) and SDP (2)	13	261,726		8,447		270,173
Redemption of restricted shares	13	79,994	(81,304)	6		(1,304)
Share issue costs, net of tax		(20,558)				(20,558)
Share-based compensation	20		62,849			62,849
Forfeit of restricted shares	20		(1,704)			(1,704)
Net income (loss)				(487,877)		(487,877)
Dividends ($1.81 per share)				(867,568)		(867,568)
Foreign currency translation adjustment					266,889	266,889
September 30, 2015		15,680,679	97,886	(5,704,045)	509,267	10,583,787

December 31, 2013		11,990,305	109,564	(3,692,437)	92,641	8,500,073
Issued for cash		800,079				800,079
Issued on capital acquisitions		974,164				974,164
Issued pursuant to the DRIP (1) and SDP (2)		250,310				250,310
Redemption of restricted shares		69,257	(70,510)	1,087		(166)
Share issue costs, net of tax		(24,678)				(24,678)
Share-based compensation			75,589			75,589
Forfeit of restricted shares			(500)			(500)
Net income				387,535		387,535
Dividends ($2.07 per share)				(864,167)		(864,167)
Foreign currency translation adjustment					86,602	86,602
September 30, 2014		14,059,437	114,143	(4,167,982)	179,243	10,184,841

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$000s)	Notes	2015	2014	2015	2014
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(201,365)	258,059	(487,877)	387,535
Items not affecting cash
Other (income) loss	17	6,536	12,611	(10,975)	3,716
Deferred tax expense (recovery)	19	(104,930)	85,339	(142,471)	104,776
Share-based compensation	20	11,577	6,360	47,106	59,961
Depletion, depreciation, amortization and impairment	6, 8	1,035,975	438,723	1,860,645	1,222,663
Accretion	12	6,931	5,758	18,111	15,238
Unrealized gains on derivatives	16, 22	(443,153)	(260,956)	(130,614)	(43,175)
Unrealized loss on foreign exchange	18	170,014	69,417	269,713	71,411
Other	24	487	-	6,500	-
Decommissioning expenditures		(3,557)	(10,813)	(10,965)	(28,123)
Change in non-cash working capital	24	68,671	(21,414)	18,358	9,703
		547,186	583,084	1,437,531	1,803,705
INVESTING ACTIVITIES
Development capital and other expenditures		(330,624)	(575,861)	(1,239,884)	(1,449,633)
Capital acquisitions, net	7	(2,932)	(490,647)	(20,026)	(828,225)
Other long-term assets	5	(4,649)	(2,004)	1,527	(17,505)
Investments	4	-	-	2,035	-
Change in non-cash working capital	24	(89,891)	108,112	(200,712)	(59,983)
		(428,096)	(960,400)	(1,457,060)	(2,355,346)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(1,525)	766,687	630,903	765,415
Increase (decrease) in long-term debt		114,156	(188,541)	72,621	396,786
Cash dividends		(145,908)	(212,035)	(597,396)	(613,857)
Change in non-cash working capital	24	(65,466)	5,204	(52,236)	11,136
		(98,743)	371,315	53,892	559,480
Impact of foreign currency on cash balances		1,719	725	4,375	974
INCREASE (DECREASE) IN CASH		22,066	(5,276)	38,738	8,813
CASH AT BEGINNING OF PERIOD		20,625	30,030	3,953	15,941
CASH AT END OF PERIOD		42,691	24,754	42,691	24,754
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes (paid) recovered	(17)	(412)	(74)	978
Cash interest paid	(22,038)	(20,767)	(88,550)	(67,123)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on November 4, 2015.

2.	BASIS OF PREPARATION
These interim consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2014. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014.
The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 4, 2015, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similar nature of products produced, production processes and economic characteristics between the Company's Canadian and U.S. operations.

3.	CHANGES IN ACCOUNTING POLICIES
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

4.	LONG-TERM INVESTMENTS

($000s)	September 30, 2015	December 31, 2014
Investments in public companies, beginning of period	21,024	24,259
Acquired through capital acquisitions	2,556	-
Dispositions	(1,295)	-
Unrealized loss recognized in other income (loss)	(1,581)	(3,235)
Investments in public companies, end of period	20,704	21,024

Investments in private companies, beginning of period	28,854	49,970
Derecognized through capital acquisitions	(6,957)	-
Unrealized loss recognized in other income (loss)	(7,147)	(21,116)
Investments in private companies, end of period	14,750	28,854

Long-term investments, end of period	35,454	49,878

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2015, the investments are recorded at a fair value of $20.7 million which is $10.2 million more than the original cost of the investments. At December 31, 2014, the investments were recorded at a fair value of $21.0 million which was $82.9 million less than the original cost of the investment.

b)	Private Companies
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At September 30, 2015, the investment is recorded at a fair value of $14.8 million which is $10.3 million less than the original cost of the investment. At December 31, 2014, the investments were recorded at a fair value of $28.9 million which was $38.1 million less than the original cost of the investments. See Note 22 - "Financial Instruments and Derivatives" for additional information regarding the Company's Level 3 investments.

5.	OTHER LONG-TERM ASSETS

($000s)	September 30, 2015	December 31, 2014
Reclamation fund	47,810	47,800
Other receivables	11,557	11,777
Other long-term assets	59,367	59,577

a)	Reclamation fund
The following table reconciles the reclamation fund:

($000s)	September 30, 2015	December 31, 2014
Balance, beginning of period	47,800	26,181
Contributions	17,806	60,318
Acquired through capital acquisitions	1,317	-
Expenditures	(19,113)	(38,699)
Balance, end of period	47,810	47,800

b)	Other receivables
At September 30, 2015, the Company had investment tax credits of $11.6 million (December 31, 2014 - $11.8 million).

CRESCENT POINT ENERGY CORP.	6

6.	EXPLORATION AND EVALUATION ASSETS

($000s)	September 30, 2015	December 31, 2014
Exploration and evaluation assets at cost	1,969,577	1,789,812
Accumulated amortization	(1,352,052)	(1,167,303)
Net carrying amount	617,525	622,509

Reconciliation of movements during the period
Cost, beginning of period	1,789,812	1,590,298
Accumulated amortization, beginning of period	(1,167,303)	(901,974)
Net carrying amount, beginning of period	622,509	688,324

Net carrying amount, beginning of period	622,509	688,324
Acquisitions through business combinations, net	162,268	65,029
Additions	327,806	578,942
Transfers to property, plant and equipment	(385,475)	(486,466)
Amortization	(148,876)	(248,854)
Foreign exchange	39,293	25,534
Net carrying amount, end of period	617,525	622,509
Exploration and evaluation ("E&E") assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At September 30, 2015, $617.5 million remains in E&E assets after $385.5 million was transferred to property, plant and equipment ("PP&E") following the determination of technical feasibility during the nine months ended September 30, 2015 (year ended December 31, 2014 - $622.5 million and $486.5 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at September 30, 2015.

7.	CAPITAL ACQUISITIONS AND DISPOSITIONS
If the material business combinations outlined below under Corporate Acquisitions had closed on January 1, 2015, Crescent Point's oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the nine months ended September 30, 2015 would have been approximately $2.3 billion and $1.2 billion, respectively. This pro-forma information is not necessarily indicative of the results should the material business combinations have actually occurred on January 1, 2015.
In the nine months ended September 30, 2015, the Company incurred $11.2 million (September 30, 2014 - $13.1 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.

CRESCENT POINT ENERGY CORP.	7

a) Corporate Acquisitions
Legacy Oil + Gas Inc.
On June 30, 2015, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Legacy Oil + Gas Inc. ("Legacy"), a public oil and gas company with properties in southeast Saskatchewan, Manitoba, Alberta and North Dakota. Consideration has been allocated as follows:

($000s)
Fair value of net assets acquired (1)
Working capital	(8,865)
Long-term investments	2,556
Other long-term assets	1,317
Property, plant and equipment	1,354,252
Exploration and evaluation	95,385
Deferred income tax asset	108,875
Long-term debt	(983,719)
Other long-term liabilities	(6,793)
Decommissioning liability	(76,023)
Total net assets acquired (2)	486,985
Consideration
Shares issued (18,229,428 common shares)	467,585
Accrued cash consideration	19,400
Total purchase price	486,985

(1)
The above amounts are estimates, which were made by management at the time of the preparation of these financial statements based on information then available. Amendments may be made as amounts subject to estimates are finalized.

(2)	Total net assets acquired excludes approximately $35.0 million of commitments related to a building lease and approximately $2.9 million related to capital commitments.
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to September 30, 2015 includes $69.4 million and $30.6 million, respectively, attributable to the Legacy acquisition.
Coral Hill Energy Ltd.
On August 14, 2015, Crescent Point completed the acquisition, by way of plan of arrangement, of all remaining issued and outstanding common shares of Coral Hill Energy Ltd. ("Coral Hill"), a private oil and gas company with properties in Alberta. Consideration has been allocated as follows:

($000s)
Fair value of net assets acquired (1)
Working capital	1,844
Property, plant and equipment	118,650
Exploration and evaluation	54,147
Deferred income tax asset	52,914
Long-term debt	(130,514)
Decommissioning liability	(4,374)
Total net assets acquired	92,667
Consideration
Crescent Point's previously held investment	6,957
Shares issued (4,283,680 common shares)	73,208
Gain on acquisition recognized in other income (loss)	12,502
Total purchase price	92,667

(1)
The above amounts are estimates, which were made by management at the time of the preparation of these financial statements based on information then available. Amendments may be made as amounts subject to estimates are finalized.

Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to September 30, 2015 includes $5.2 million and $2.3 million, respectively, attributable to the Coral Hill acquisition.

CRESCENT POINT ENERGY CORP.	8

b) Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2015 ($12.4 million was allocated to PP&E and $12.7 million was allocated to E&E assets, including $0.2 million related to decommissioning liability and $6.3 million related to gain on capital acquisitions). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

8.	PROPERTY, PLANT AND EQUIPMENT

($000s)	September 30, 2015	December 31, 2014
Development and production assets	23,158,422	19,891,460
Corporate assets	99,072	87,692
Property, plant and equipment at cost	23,257,494	19,979,152
Accumulated depletion, depreciation and impairment	(7,559,912)	(5,729,090)
Net carrying amount	15,697,582	14,250,062

Reconciliation of movements during the period

Development and production assets
Cost, beginning of period	19,891,460	14,964,220
Accumulated depletion and impairment, beginning of period	(5,708,032)	(3,715,311)
Net carrying amount, beginning of period	14,183,428	11,248,909

Net carrying amount, beginning of period	14,183,428	11,248,909
Acquisitions through business combinations, net	1,485,548	2,420,584
Additions	1,047,847	1,871,391
Dispositions	(222)	(283)
Transfers from exploration and evaluation assets	385,475	486,466
Depletion	(1,149,843)	(1,380,412)
Impairment	(555,681)	(588,200)
Foreign exchange	229,354	124,973
Net carrying amount, end of period	15,625,906	14,183,428

Cost, end of period	23,158,422	19,891,460
Accumulated depletion and impairment, end of period	(7,532,516)	(5,708,032)
Net carrying amount, end of period	15,625,906	14,183,428

Corporate assets
Cost, beginning of period	87,692	26,176
Accumulated depreciation, beginning of period	(21,058)	(15,938)
Net carrying amount, beginning of period	66,634	10,238

Net carrying amount, beginning of period	66,634	10,238
Additions	11,008	61,408
Depreciation	(6,245)	(5,090)
Foreign exchange	279	78
Net carrying amount, end of period	71,676	66,634

Cost, end of period	99,072	87,692
Accumulated depreciation, end of period	(27,396)	(21,058)
Net carrying amount, end of period	71,676	66,634
At September 30, 2015, future development costs of $8.2 billion (December 31, 2014 - $6.9 billion) are included in costs subject to depletion.

CRESCENT POINT ENERGY CORP.	9

Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2015 were $35.6 million (year ended December 31, 2014 - $41.3 million), including $13.7 million of share-based compensation costs (year ended December 31, 2014 - $18.0 million).
Impairment test of property, plant and equipment
At September 30, 2015, the significant decrease in forecast benchmark commodity prices as compared to December 31, 2014 was an indicator of impairment. As a result, impairment testing was required and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, management exercises their judgment in estimating future cash flows for the recoverable amount, being the higher of fair value less costs of disposal and value in use. These key judgments include estimates about recoverable reserves, forecast benchmark commodity prices, royalties, operating costs and discount rates. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
Forecast benchmark commodity price assumptions tend to be stable because short-term increases or decreases in prices are not considered indicative of long-term price levels, but are nonetheless subject to change.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of property, plant and equipment at September 30, 2015. The Company used an average after-tax discount rate of approximately nine percent.

	Q4 2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025 (2)
WTI ($US/bbl)	46.00	55.00	70.00	75.00	80.00	81.20	82.42	83.65	84.91	86.18	87.48
Exchange Rate ($US/$Cdn)	0.760	0.780	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850
WTI ($Cdn/bbl)	60.53	70.51	82.35	88.24	94.12	95.53	96.96	98.41	99.89	101.39	102.92
AECO ($Cdn/MMbtu)	2.92	3.10	3.32	3.91	4.49	4.79	4.87	4.96	5.04	5.13	5.22

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing our impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 1.5% in each year after 2025 to the end of the reserve life. Exchange rates are assumed to be constant at 0.850.
At September 30, 2015, the Company determined that the carrying amount of the Southwest Saskatchewan and Northern Alberta CGUs exceeded their fair value less costs of disposal of $2.9 billion and $101.2 million, respectively. The full amount of the impairment was attributed to PP&E and, as a result, impairment losses of $246.7 million and $6.0 million were recorded as a component of depletion, depreciation, amortization and impairment expense for the Southwest Saskatchewan and Northern Alberta CGUs, respectively. The Southwest Saskatchewan CGU is comprised primarily of properties impacted by medium and heavy oil differentials, as its production is typically sold at a premium to WCS prices. The Northern Alberta CGU is comprised primarily of properties in the early stages of development. The operating results of both properties are included in the Canadian operating segment. The impairment was largely a result of the decrease in forecast benchmark commodity prices at September 30, 2015 compared to December 31, 2014, partially offset by the positive impact of capital and operating cost reductions and improved capital efficiencies.
The Company also determined that the carrying amounts of the Northern USA and Southern USA CGUs exceeded their fair value less costs of disposal of $568.7 million and $996.1 million, respectively. The full amounts of the impairment were attributed to PP&E and, as a result, impairment losses of $28.6 million and $274.4 million were recorded as a component of depletion, depreciation, amortization and impairment expense for the Northern USA and Southern USA CGUs, respectively. The Northern USA and Southern USA CGUs are comprised primarily of properties in the early stages of development for which the operating results are included in the U.S. operating segment. The impairment was largely a result of the decrease in forecast benchmark commodity prices at September 30, 2015 compared to December 31, 2014, partially offset by the positive impact of capital and operating cost reductions and improved capital efficiencies.
Changes in any of the key judgments, such as a downward revision in reserves, a decrease in forecast benchmark commodity prices, changes in foreign exchange rates, an increase in royalties or an increase in operating costs would decrease the recoverable amounts of assets and any impairment charges would affect net income. A one percent increase in the assumed discount rate would result in an additional impairment expense of approximately $506.3 million for the three and nine months ended September 30, 2015. A five percent decrease in the forecast benchmark commodity price estimate in conjunction with a one percent decrease in Cdn$ relative to US$ would result in an additional impairment expense of approximately $563.5 million for the three and nine months ended September 30, 2015.

9.	GOODWILL
At September 30, 2015, the Company had goodwill of $251.9 million (December 31, 2014 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.

CRESCENT POINT ENERGY CORP.	10

Impairment test of goodwill
The impairment test of goodwill at September 30, 2015 and December 31, 2014, determined based on fair value less costs of disposal, concluded that the estimated recoverable amount exceeded the carrying amount. As such, no goodwill impairment existed. The fair value measurement of the recoverable amount of the Canadian operating segment is categorized as Level 3 according to the IFRS 13 fair value hierarchy. Refer to Note 8 - “Property, Plant and Equipment” for a description of the key input estimates and the methodology used in the determination of the estimated recoverable amount related to goodwill.

10.	LONG-TERM DEBT
The following table reconciles long-term debt:

($000s)	September 30, 2015	December 31, 2014
Bank credit facilities	2,185,978	1,261,065
Senior guaranteed notes	2,213,467	1,682,009
Long-term debt	4,399,445	2,943,074
Long-term debt due within one year	69,649	93,504
Long-term debt due beyond one year	4,329,796	2,849,570
Bank Credit Facilities
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $3.6 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, impairment, depreciation and amortization, adjusted for certain non-cash items ("EBITDA"). The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 8, 2018. The operating credit facility constitutes a revolving facility for a three year term which is extendible annually; the current maturity date is June 8, 2018. The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to EBITDA to a maximum of 3.5:1.0, the ratio of total debt to EBITDA to a maximum of 4:0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items, to a maximum of 0.55:1.0. The Company is in compliance with all debt covenants at September 30, 2015.
The Company had letters of credit in the amount of $13.7 million outstanding at September 30, 2015.
The Company manages its credit facilities through a combination of bankers' acceptance loans, US dollar LIBOR loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	11

Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.51 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates, amounts due on maturity and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Coupon Rate	Principal Due on Maturity (1) (Cdn$000s)	Interest Payment Dates	Maturity Date	September 30, 2015	December 31, 2014
Cdn$50,000	4.92%	-	September 24 and March 24	March 24, 2015	-	50,000
US$37,500	4.71%	-	September 24 and March 24	March 24, 2015	-	43,504
US$52,000	3.93%	50,128	October 14 and April 14	April 14, 2016	69,649	60,325
US$67,500	5.48%	68,918	September 24 and March 24	March 24, 2017	90,409	78,306
US$31,000	4.58%	29,884	October 14 and April 14	April 14, 2018	41,521	35,963
US$20,000	2.65%	20,350	December 12 and June 12	June 12, 2018	26,788	23,202
Cdn$7,000	4.29%	7,000	November 22 and May 22	May 22, 2019	7,000	7,000
US$68,000	3.39%	66,742	November 22 and May 22	May 22, 2019	91,079	78,887
US$155,000	6.03%	158,255	September 24 and March 24	March 24, 2020	207,607	179,816
Cdn$50,000	5.53%	50,000	October 14 and April 14	April 14, 2021	50,000	50,000
US$82,000	5.13%	79,048	October 14 and April 14	April 14, 2021	109,831	95,128
US$52,500	3.29%	56,348	December 20 and June 20	June 20, 2021	70,319	60,905
Cdn$25,000	4.76%	25,000	November 22 and May 22	May 22, 2022	25,000	25,000
US$200,000	4.00%	199,096	November 22 and May 22	May 22, 2022	267,880	232,020
Cdn$10,000	4.11%	10,000	December 12 and June 12	June 12, 2023	10,000	10,000
US$270,000	3.78%	274,725	December 12 and June 12	June 12, 2023	361,638	313,227
Cdn$40,000	3.85%	40,000	December 20 and June 20	June 20, 2024	40,000	40,000
US$257,500	3.75%	276,375	December 20 and June 20	June 20, 2024	344,896	298,726
Cdn$65,000	3.94%	65,000	October 22 and April 22	April 22, 2025	65,000	-
US$230,000	4.08%	291,065	October 22 and April 22	April 22, 2025	308,062	-
US$20,000	4.18%	25,310	October 22 and April 22	April 22, 2027	26,788	-
Senior guaranteed notes					2,213,467	1,682,009
Senior guaranteed notes due within one year					69,649	93,504
Senior guaranteed notes due beyond one year					2,143,818	1,588,505

(1)	US senior guaranteed notes are presented at the fixed notional amounts for purposes of principal repayments.
Concurrent with the issuance of US$1.48 billion senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.56 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 22 - “Financial Instruments and Derivatives”.

11.	OTHER LONG-TERM LIABILITIES

($000s)	September 30, 2015	December 31, 2014
Lease inducement (1)	48,084	43,784
Long-term compensation liability (2)	1,955	2,271
Other long-term liability (3)	6,773	-
Other long-term liabilities	56,812	46,055

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.

(2)	Long-term compensation liability relates to the Deferred Share Unit ("DSU") Plan. See additional information in Note 20 - "Share-based Compensation".

(3)
Other long-term liability is related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions. See additional information in Note 7 - "Capital Acquisitions and Dispositions".

CRESCENT POINT ENERGY CORP.	12

12.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using an average risk free rate of approximately 2.25 percent and an inflation rate of 2 percent (December 31, 2014 - approximately 2.25 percent and 2 percent, respectively).
The following table reconciles the decommissioning liability:

($000s)	September 30, 2015	December 31, 2014
Decommissioning liability, beginning of period	1,023,358	629,538
Liabilities incurred	40,154	41,892
Liabilities acquired through capital acquisitions	80,731	94,775
Liabilities disposed through capital dispositions	(113)	(226)
Liabilities settled	(10,965)	(38,043)
Revaluation of acquired decommissioning liabilities (1)	110,377	80,625
Change in estimated future costs	-	70,626
Change in discount rate	(11,021)	122,984
Accretion expense	18,073	21,187
Decommissioning liability, end of period	1,250,594	1,023,358
Expected to be incurred within one year	31,621	52,280
Expected to be incurred beyond one year	1,218,973	971,078

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

13.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2015		December 31, 2014
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of period	446,510,210	14,373,418	394,993,566	12,181,396
Issued for cash	23,160,000	660,060	18,435,000	800,079
Issued on capital acquisitions	22,548,758	541,938	22,054,895	974,164
Issued on redemption of restricted shares (1)	2,129,480	79,994	1,887,180	77,896
Issued pursuant to DRIP (2) and SDP (3)	10,257,095	261,726	9,139,569	339,883
Common shares, end of period	504,605,543	15,917,136	446,510,210	14,373,418
Cumulative share issue costs, net of tax	-	(236,457)	-	(215,899)
Total shareholders’ capital, end of period	504,605,543	15,680,679	446,510,210	14,157,519

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

(2)	Premium Dividend TM and Dividend Reinvestment Plan.

(3)	Share Dividend Plan.

14.	DEFICIT

($000s)	September 30, 2015	December 31, 2014
Accumulated earnings	1,075,366	1,563,243
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8,447	-
Accumulated tax effect on redemption of restricted shares	9,860	9,854
Accumulated dividends	(6,797,718)	(5,930,150)
Deficit	(5,704,045)	(4,357,053)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	13

15.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	September 30, 2015	December 31, 2014
Long-term debt	4,399,445	2,943,074
Working capital deficiency (1)	231,216	433,081
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(432,673)	(185,046)
Net debt	4,197,988	3,191,109
Shareholders’ equity	10,583,787	10,160,889
Total capitalization	14,781,775	13,351,998

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, pay dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of hedged US dollar long-term debt. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to pay monthly dividends and to continue to exploit and develop its resource plays. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at September 30, 2015 was 2.1 times (December 31, 2014 - 1.3 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to fund its capital expenditures and dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program. Unless otherwise approved by the Board of Directors, the Company can hedge benchmark prices on up to 65 percent of after royalty volumes using a portfolio of swaps, collars and put option instruments and can hedge price differentials on up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at September 30, 2015. See Note 10 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

16.	DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($000s)	2015	2014	2015	2014
Realized gains (losses)	173,866	(38,876)	453,126	(167,910)
Unrealized gains	443,153	260,956	130,614	43,175
Derivative gains (losses)	617,019	222,080	583,740	(124,735)

17.	OTHER INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
($000s)	2015	2014	2015	2014
Unrealized loss on long-term investments	(19,265)	(12,611)	(8,728)	(3,716)
Gain on capital acquisitions	12,502	-	18,761	-
Gain on sale of long-term investments	-	-	740	-
Other gain	227	-	202	-
Other income (loss)	(6,536)	(12,611)	10,975	(3,716)

CRESCENT POINT ENERGY CORP.	14

18.	FOREIGN EXCHANGE LOSS

	Three months ended September 30		Nine months ended September 30
($000s)	2015	2014	2015	2014
Realized gain (loss)
CCIRS - interest payment	1,656	(95)	4,066	(1,281)
CCIRS - principal repayment	-	-	8,618	-
Settlement of US dollar senior guaranteed notes	-	-	(8,618)	-
Other	(103)	(393)	361	(700)
Unrealized gain (loss)
Translation of US dollar long-term debt	(170,014)	(69,417)	(269,713)	(71,411)
Other	(910)	35	(2,036)	(194)
Foreign exchange loss	(169,371)	(69,870)	(267,322)	(73,586)

19.	INCOME TAXES
In the third quarter of 2015, the Company received a notice of reassessment disallowing $120.0 million of tax pools and $12.6 million of investment tax credits with respect to the 2008 taxation year. The Company also received a notice of reassessment in early 2015, disallowing $30.1 million of tax pools in respect to the 2010 taxation year. The Company is disputing both matters and management believes that it will be successful in defending its positions. Therefore, no provision for the potential income tax liability was recorded at September 30, 2015.
On June 29, 2015, the Alberta government enacted a two percent increase in the corporate income tax rate. The rate increase is effective July 1, 2015. As a result, the Company’s deferred income tax liability increased by $43.7 million in the nine months ended September 30, 2015.

20.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the nine months ended September 30, 2015:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	3,648,565	84,396
Granted	2,707,198	43,650
Redeemed	(2,177,588)	-
Forfeited	(146,117)	-
Balance, end of period	4,032,058	128,046
For the nine months ended September 30, 2015, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $60.8 million (September 30, 2014 - $75.4 million), of which $13.7 million was capitalized (September 30, 2014 - $15.4 million).

21.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Weighted average shares – basic	501,291,182	424,831,286	469,269,078	409,830,480
Dilutive impact of restricted shares	672,185	2,244,062	1,561,322	2,493,839
Weighted average shares – diluted	501,963,367	427,075,348	470,830,400	412,324,319

CRESCENT POINT ENERGY CORP.	15

22.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of investments in private companies is based primarily on an estimate of the net asset value of the relevant company's common shares. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 4 for changes in the Company's Level 3 investments.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of September 30, 2015:

	September 30, 2015 Carrying Value	September 30, 2015 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	932,945	932,945	-	932,945	-
Long-term investments (1)	35,454	35,454	20,704	-	14,750
	968,399	968,399	20,704	932,945	14,750
Financial liabilities
Derivatives	1,955	1,955	-	1,955	-
Senior guaranteed notes (2)	2,213,467	2,281,688	-	2,281,688	-
	2,215,422	2,283,643	-	2,283,643	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

CRESCENT POINT ENERGY CORP.	16

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2014:

	December 31, 2014 Carrying Value	December 31, 2014 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	803,980	803,980	-	803,980	-
Long-term investments (1)	49,878	49,878	21,024	-	28,854
	853,858	853,858	21,024	803,980	28,854
Financial liabilities
Derivatives	3,604	3,604	-	3,604	-
Senior guaranteed notes (2)	1,682,009	1,795,213	-	1,795,213	-
	1,685,613	1,798,817	-	1,798,817	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at September 30, 2015 and the change in fair value for the nine months ended September 30, 2015:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Total
Derivative assets / (liabilities), beginning of period	639,618	(2,255)	163,013	800,376
Unrealized change in fair value	(138,646)	2,301	266,959	130,614
Derivative assets / (liabilities), end of period	500,972	46	429,972	930,990

Derivative assets, end of period	501,600	1,367	429,978	932,945
Derivative liabilities, end of period	(628)	(1,321)	(6)	(1,955)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
The following table summarizes the fair value as at December 31, 2014 and the change in fair value for the year ended December 31, 2014:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Total
Derivative assets / (liabilities), beginning of year	(111,568)	(6,536)	44,094	(74,010)
Acquired through capital acquisitions	(6,445)	-	-	(6,445)
Unrealized change in fair value	757,631	4,281	118,919	880,831
Derivative assets / (liabilities), end of year	639,618	(2,255)	163,013	800,376

Derivative assets, end of year	640,027	-	163,953	803,980
Derivative liabilities, end of year	(409)	(2,255)	(940)	(3,604)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.

CRESCENT POINT ENERGY CORP.	17

Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at September 30, 2015 and December 31, 2014:

	September 30, 2015			December 31, 2014
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	931,804	(814)	930,990	804,069	(3,693)	800,376
Amount offset	1,141	(1,141)	-	(89)	89	-
Net amount	932,945	(1,955)	930,990	803,980	(3,604)	800,376

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which fix the differential to manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at September 30, 2015, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 18,000 bbl/d of crude oil from October 2015 to December 2015, approximately 10,000 bbl/d of crude oil for calendar 2016, approximately 6,000 bbl/d of crude oil for calendar 2017 and 2018 and 2,500 bbl/d of crude oil for calendar 2019.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company enters into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at September 30, 2015 and September 30, 2014 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes a 10 percent near-term volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three and nine months ended September 30, 2015		Three and nine months ended September 30, 2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(186,449)	186,422	(279,813)	273,371
Natural gas	(5,664)	5,664	(8,839)	8,839
Power	229	(229)	293	(293)
Differential
Crude oil	-	-	154	(154)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. For the three and nine months ended September 30, 2015, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $4.5 million and $13.4 million, respectively impact on income before tax.

CRESCENT POINT ENERGY CORP.	18

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at September 30, 2015 and September 30, 2014 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three and nine months ended September 30, 2015		Three and nine months ended September 30, 2014
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	1,811	(1,811)	141	(141)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the U.S., fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales.
Concurrent with the drawdown of US$560.0 million in LIBOR loans under the bank credit facilities and the issuance of US$1.48 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $741.0 million and $1.56 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at September 30, 2015 and September 30, 2014 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Exchange Rate	Three and nine months ended September 30, 2015		Three and nine months ended September 30, 2014
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	-	-	(2,013)	2,013
US dollar long-term debt	Period End	276,653	(276,653)	144,919	(144,919)
Cross currency interest rate swaps	Forward	(304,705)	304,705	(158,782)	158,782
Cross currency principal swaps	Forward	(3,960)	3,960	(3,360)	3,360
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. To mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from global credit insurance providers and the Company utilizes letters of credit and parental guarantees. The policy of securing credit insurance provides credit coverage for approximately 35 percent of the Company's physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.
The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
Approximately 5 percent of the Company's accounts receivable balance at September 30, 2015 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.

CRESCENT POINT ENERGY CORP.	19

Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at September 30, 2015 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	617,679	-	-	-	617,679
Dividends payable	50,461	-	-	-	50,461
Derivative liabilities (1)	1,769	1,633	-	-	3,402
Senior guaranteed notes (2)	132,439	272,831	370,608	1,564,265	2,340,143
Bank credit facilities (3)	80,922	2,324,639	-	-	2,405,561

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts include interest based on debt outstanding and interest rates effective as at September 30, 2015.
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 15, Crescent Point's objective is to manage net debt to funds flow from operations to be well positioned to pay monthly dividends and to continue to exploit and develop its resource plays.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At September 30, 2015, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.4 billion, including $13.7 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at September 30, 2015:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)	Average Collar Bought Put Price ($/bbl)
2015 October - December (2)	64,578	87.52	96.27	87.37
2016 (3)	43,249	83.01	-	-
2017 (4)	13,727	80.62	-	-
2018 January - September	8,310	79.71	-	-

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	Includes 500 bbls/d which can be extended at the option of the counterparty for calendar 2016 at an average swap price of $95.00/bbl.

(3)	Includes 2,500 bbls/d which can be extended at the option of the counterparty for calendar 2017 at an average swap price of $90.39/bbl.

(4)	Includes 4,000 bbls/d which can be extended at the option of the counterparty for the first half of 2018 at an average swap price of $86.16/bbl.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2015 October - December	34,000	3.62
2016	32,005	3.57
2017	16,425	3.55
2018 January - March	11,000	3.55

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	20

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2015 October - December	Swap	3.0	49.50
2016	Swap	3.0	50.00
2017	Swap	3.0	52.50

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($)	Fixed Annual Rate (%)
Term	Contract
October 2015 - August 2020	Swap	50,000,000	1.16
October 2015 - August 2020	Swap	50,000,000	1.16
October 2015 - August 2020	Swap	100,000,000	1.15
October 2015 - September 2020	Swap	50,000,000	1.14
October 2015 - September 2020	Swap	50,000,000	1.11
October 2015 - September 2020	Swap	50,000,000	0.90
October 2015 - September 2020	Swap	50,000,000	0.87

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
October 2015 - December 2015	Swap	160,000,000	2.38	212,080,000	2.61
October 2015 - December 2015	Swap	200,000,000	2.39	264,480,000	2.61
October 2015 - December 2015	Swap	200,000,000	2.32	264,400,000	2.51
October 2015 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
October 2015 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
October 2015 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
October 2015 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
October 2015 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
October 2015 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
October 2015 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
October 2015 – June 2021	Swap	52,500,000	3.29	56,348,250	3.59
October 2015 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
October 2015 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32
October 2015 – June 2024	Swap	257,500,000	3.75	276,374,750	4.03
October 2015 – April 2025	Swap	230,000,000	4.08	291,065,000	4.13
October 2015 – April 2027	Swap	20,000,000	4.18	25,310,000	4.25

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000
Concurrent with the drawdown of US$560.0 million in LIBOR loans under the bank credit facilities and the issuance of US$1.48 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $741.0 million and $1.56 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

23.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the three and nine months ended September 30, 2015, Crescent Point recorded $2.5 million and $6.5 million, respectively, (September 30, 2014 - $1.5 million and $1.6 million, respectively) of expenditures in the normal course of business to an oilfield services company of which an officer is a director of the Company.

CRESCENT POINT ENERGY CORP.	21

Crescent Point also recorded $0.3 million and $1.0 million during the three and nine months ended September 30, 2015, respectively,(September 30, 2014 - less than $0.1 million and $0.1 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

24.	SUPPLEMENTAL DISCLOSURES
Cash Flow Statement Presentation

	Three months ended September 30		Nine months ended September 30
($000s)	2015	2014	2015	2014
Operating activities
Changes in non-cash working capital:
Accounts receivable	57,261	(1,471)	138,621	(47,438)
Prepaids and deposits	1,221	895	21	(3,236)
Accounts payable and accrued liabilities	9,325	(28,668)	(121,056)	33,108
Other long-term liabilities	864	7,830	772	27,269
	68,671	(21,414)	18,358	9,703
Investing activities
Changes in non-cash working capital:
Accounts receivable	(14,151)	(8,132)	4,000	(10,533)
Accounts payable and accrued liabilities	(75,740)	116,244	(204,712)	(49,450)
	(89,891)	108,112	(200,712)	(59,983)
Financing activities
Changes in non-cash working capital:
Dividends payable	(65,466)	5,204	(52,236)	11,136

	Three months ended September 30		Nine months ended September 30
($000s)	2015	2014	2015	2014
Other
Non-cash lease inducement	(896)	-	5,117	-
Other long-term liability	1,383	-	1,383	-
	487	-	6,500	-

25.	GEOGRAPHICAL DISCLOSURE
As at September 30, 2015, Crescent Point's non-current assets related to the U.S. foreign operations is $1.9 billion (December 31, 2014 - $1.8 billion). For the three and nine months ended September 30, 2015, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $69.8 million and $210.4 million, respectively (September 30, 2014 - $100.7 million and $279.9 million, respectively).

CRESCENT POINT ENERGY CORP.	22

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	23